Daniel A. Peterson
Partner

190 Carondelet Plaza, Suite 600
St. Louis, MO 63105
Direct: 314.345.6246
Fax: 314.480.1505
dan.peterson@huschblackwell.com

November 5, 2010

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Mail Stop 4720 Washington D.C. 20549 Attention: Mr. James E. O’Connor
Re:	Zea Capital Fund LLC (“Zea” or the “Fund”)
Registration Statement on Form N-2 filed December 21, 2009
Pre-effective Amendment No. 1 filed June 14, 2010
Pre-effective Amendment No. 2 filed July 30, 2010
Notice of Effectiveness on August 4, 2010
Prospectus filed effective on August 6, 2010
Supplement to Prospectus filed effective October 20, 2010
Supplement to Statement of Additional Information filed effective October 20, 2010
File Numbers 333-163888 and 814-00797

To the Commission:

Please be advised we have filed via EDGAR today, pursuant to Rule 497(a) adopted under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 482 under the Securities Act, a supplement to our advertisement by use of a web site for the Fund.  This filing contains an updated design of the web site and the web site updated information which includes the Supplement to each the Prospectus and Statement of Additional Information filed effective October 20, 2010.  The web site has been offline since September 30, 2010 and is scheduled to be activated on Monday, November 8, 2010.  Should you have any questions or concerns about the foregoing, please do not hesitate to contact myself at the number listed above.

Sincerely,

/s/ Daniel A. Peterson
Daniel A. Peterson
Partner

HUSCH BLACKWELL LLP